Exhibit 99.1

Entrée Resources Evaluates NYSE American Listing

VANCOUVER, Aug. 16, 2019 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") announced today that on August 12, 2019, the Company received a notice from NYSE American LLC ("NYSE American") stating that it is not in compliance with the continued listing standards as set forth in Section 1003(a)(i), (ii) and (iii) of the NYSE American Company Guide (the "Company Guide"), which require a company to have stockholders' equity of $2 million or more if it has reported losses from continuing operations and/or net losses in two of three of its most recent fiscal years; stockholders' equity of $4 million or more if it has reported losses from continuing operations and/or net losses in three of four of its most recent fiscal years; and stockholders' equity of $6 million or more if it has reported losses from continuing operations and/or net losses in its five most recent fiscal years. All numbers are in U.S. dollars unless otherwise noted.

NYSE American indicated that a review of the Company shows that it is below compliance with Section 1003(a)(i), (ii) and (iii) since it reported a stockholders' equity deficit of $(43.9) million as of June 30, 2019 and net losses in its five most recent fiscal years. Accordingly, the Company has become subject to the procedures and requirements of Section 1009 of the NYSE American Company Guide. In order to maintain its listing, the Company must submit a plan of compliance by September 11, 2019 addressing how it intends to regain compliance with the continued listing standards by February 12, 2021. If NYSE American does not accept the plan or the Company does not make progress consistent with the plan or regain compliance with the continued listing standards by February 12, 2021, delisting proceedings will commence.

The Company's current status and operating strategy are such that implementing a plan to achieve compliance with the above listing standards may not be in the best interests of the Company's stakeholders. The Company's Management and Board of Directors has been assessing its options with respect to trading on the NYSE American for some time.  Such options may include voluntarily withdrawing its common shares from trading on the NYSE American and applying to trade the Company's common shares on the OTCQB Venture Market, a potentially more suitable venue for development stage companies, which would result in cost savings and could reduce the negative impact of high levels of high frequency algorithmic trading currently experienced on the NYSE American. The Company remains committed to ensuring that all of its shareholders can seamlessly and efficiently trade the Company's securities on a trading platform in the United States. The Company's shares continue to trade on the Toronto Stock Exchange.

The Company will update the market on its plans with respect to its NYSE American listing in due course.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 19%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; listing of the Company's common shares for trading on NYSE American; potential voluntary delisting of the Company's common shares from NYSE American; the potential for the Company to apply for trading of its common shares on OTCQB and related benefits of trading on the OTCQB; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, timing and amount of anticipated future production and cash flows from the Entrée/Oyu Tolgoi joint venture property, and the status of Entrée's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources Ltd.

Risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information are discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2018, dated March 29, 2019 filed with the Canadian Securities Administrators and available at www.sedar.com and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the United States Securities and Exchange Commission on April 1, 2019, which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/August2019/16/c8118.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:35e 16-AUG-19